<p style="text-align:center">Operating Agreement of
God's Garden Treasures LLC
A Single Member Limited Liability Company</p>

I. Formation.

a. <u>State of Formation.</u> This is a Limited Liability Company Operating Agreement (the "Agreement") for God's Garden Treasures LLC, a Manager-managed Arizona single member limited liability company (the "Company") formed under and pursuant to Arizona law.

b. <u>Operating Agreement Controls</u> . To the extent that the rights or obligations of the Member or Company under provisions of this Operating Agreement differ from what they would be under Arizona law absent such a provision, this Agreement, to the extent permitted under Arizona law, shall control.

c. <u>Primary Business Address</u> . The location of the primary place of business of God's Garden Treasures LLC is:

2219 S 48th Street, Suite G, Tempe, Arizona 85282, or such other location as shall be selected from time to time by the Member.

D. <u>Registered Agent and Office</u> . The Company's initial agent (the "Agent") for service of process is Karin L. Crawford. The Agent's registered office is 1441 E Florian Ave, Mesa, Arizona 85204. The Company may change its registered office, its registered agent, or both, upon filing a statement with the Arizona Secretary of State.

e. <u>No State Law Partnership</u> . No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than state tax purposes.

II. Purposes and Powers.

a. <u>Purpose</u> . God's Garden Treasures LLC is created for the following business purpose: God's Garden Treasures LLC is a retail florist..

b. <u>Powers</u> . The Company shall have all of the powers of a limited liability company set forth under Arizona law.

c. <u>Duration</u> . God's Garden Treasures LLC's term shall commence upon the filing of a

Certificate of Formation and all other such necessary materials with the state of Arizona. The Company will operate until terminated as outlined in this Agreement unless:

i. The Member votes to dissolve the Company;

ii. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Arizona law;

iii. It becomes unlawful for either the Member or the Company to continue in business;

iv. A judicial decree is entered that dissolves the Company; or

v. Any other event results in the dissolution of the Company under federal or Arizona law.

III. Member.

a. <u>The Member</u> . The sole member of God's Garden Treasures LLC at the time of adoption of this Agreement is Karin L. Crawford (the "Member").

b. <u>Initial Contribution</u> . The Member shall make an Initial Contribution to the Company. The Contribution shall consist of:

i. cash in the amount of:
$30,000.00; and

ii. Intellectual Property consisting of
trade name: God's Garden Treasures, trademark: Floral Concierge Membership Program; and

iii. Tangible personal property consisting of:
shelving and tables valued at $200.00.
end tables valued at $50.00.
cooler valued at $6,000.00.

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution.

c. <u>Limited Liability of the Member</u> . Except as otherwise provided for in this Agreement or otherwise required by Arizona law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution. The Member shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by this Agreement.

d. <u>Creation or Substitution of New Members</u> . Any Member may assign in whole or in part its Membership Interest only with the prior written consent of all Members.

    i. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

    ii. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

    iii. Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

e. <u>Voting Power of the Members</u> . In the event that the Company has multiple Members simultaneously, the Company's Members shall each have voting power equal to its share of Membership Interest in the Company.

f. <u>Member's Duty to File Notices</u> . The Member shall be responsible for preparation, maintenance, filing and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the state of Arizona, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with Article XI below. The Member may delegate this responsibility to a Manager at the Member's sole discretion.

g. <u>Waiver of Partition: Nature of Interest</u> . Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

h. <u>Fiduciary Duties of the Member</u> . The Member shall have no fiduciary duties whatsoever to the Company or, in the event that the Company has multiple Members, to other Members, unless the Member is a Manager of the Company, in which instance they shall owe only the respective fiduciary duties of a Manager, as applicable. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

  i. *Loyalty.* The duty of loyalty shall be limited to:

    1. Not usurping or otherwise appropriating an opportunity of the Company without disclosure to and authorization from the Board of Managers;

    2. Refraining from competing against the company in the conduct of the Company's activities without disclosure to and authorization from the Board of Managers;

    3. Accounting to the Board of Managers any property, profit or benefit derived by the Member in the conduct or winding up of the Company's affairs, or by the use of the Company's property.

  ii. *Care* . The duty of care shall be limited to refraining from engaging in grossly negligent or reckless conduct, willful or intentional misconduct, or a knowing violation of law.

IV. Distributions.

The Company's fiscal year shall end on the last day of December. Distributions shall be issued on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. The Member shall receive a percentage of the overall distribution that matches the Member's percentage of Membership Interest in the Company.

V. Tax Treatment Election.

The Company has or will file with the Internal Revenue Service for treatment as a C-corporation.

VI. Board of Managers.

a. <u>Creation of a Board of Managers</u> . The Member shall create a board of managers (the "Board") consisting of Managers appointed at the sole discretion of the Member and headed by the Chairman of the Board. The Member may install itself as a Manager and as the Chairman. The Member may determine at any time in its sole and absolute discretion the number of Managers to constitute the Board, subject in all cases to any requirements imposed by Arizona law. The authorized number of Managers may be increased or decreased by the Member at any time in its sole and absolute discretion, subject to Arizona law. Each Manager elected, designated or appointed shall hold office until a successor Manager is elected and qualified or until such Manager's earlier death, resignation or removal.

b. <u>Powers and Operation of the Board of Managers</u> . The Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the Company's purposes described herein, including all powers, statutory or otherwise.

   i. *Meetings* . The Board may hold meetings, both regular and special, within or outside the state of Arizona. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the Chairman on not less than one day's notice to each Manager by telephone, facsimile, mail or any other means of communication.

   1. At all meetings of the Board, a majority of the Managers shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Managers present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all Managers consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

   2. Managers may participate in meetings of the Board by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are

participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the primary business address of the Company.

c. Compensation of Managers . The Board shall have the authority to fix the compensation of Managers. The Managers may be paid their expenses, if any, of attendance at meetings of the Board, which may be a fixed sum for attendance at each meeting of the Board or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

d. Removal of Managers . Unless otherwise restricted by law, any Manager or the entire Board may be removed, with or without cause, by the Member, and any vacancy caused by any such removal may be filled by action of the Member.

e. Managers as Agents . To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement, no Manager may bind the Company.

f. No Power to Dissolve the Company . Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board shall be authorized or empowered, nor shall they permit the Company, without the affirmative vote of the Member, to institute proceedings to have the Company be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company or file a petition seeking, or consent to, reorganization or relief with respect to the Company under any applicable federal or state law relating to bankruptcy, or consent to the appointment of a receiver, liquidator, assignee, trustee (or other similar official) of the Company or a substantial part of its property, or make any assignment for the benefit of creditors of the Company, or admit in writing the Company's inability to pay its debts generally as they become due, or, to the fullest extent permitted by law, take action in furtherance of any such action.

g. Duties of the Board . The Board and the Member shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Board also shall cause the Company to:

    i. Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

ii. At all times hold itself out as being a legal entity separate from the Member and any other person and conduct its business in its own name;

iii. File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

iv. Not commingle its assets with assets of the Member or any other person, and separately identify, maintain and segregate all Company assets;

v.   Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

vi. Maintain an arm's length relationship with the Member, and, with respect to all business transactions entered into by the Company with the Member, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

vii. Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

viii. Not guarantee or become obligated for the debts of any other person or hold out its credit as being available to satisfy the obligations of others;

ix. Allocate fairly and reasonably any overhead for shared office space;

x.   Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

xi. Correct any known misunderstanding regarding its separate identity;

xii. Maintain adequate capital in light of its contemplated business purposes;

xiii. Cause its Board to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other Arizona limited liability company formalities;

xiv. Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

xv. Not require any obligations or securities of the Member; and

xvi. Observe all other limited liability formalities.

Failure of the Board to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

h. <u>Prohibited Actions of the Board</u> . Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board on behalf of the Company, shall, without the unanimous approval of the Board, do any of the following:

   i. Guarantee any obligation of any person;

   ii. Engage, directly or indirectly, in any business or activity other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II(a) above; or

   iii. Incur, create or assume any indebtedness other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II(a) above.

VII. Fiduciary Duties of the Board.

   a. <u>Loyalty and Care</u> . Except to the extent otherwise provided herein, each Manager shall have a fiduciary duty of loyalty and care similar to that of managers of business corporations organized under the laws of Arizona.

      i. *Loyalty.* The duty of loyalty shall be limited to:

         1. Not usurping or otherwise appropriating an opportunity of the Company without disclosure to and authorization from the Board of Managers;

         2. Refraining from competing against the company in the conduct of the Company's activities without disclosure to and authorization from the Board of Managers;

         3. Accounting to the Board of Managers any property, profit or benefit derived by the Manager in the conduct or winding up of the Company's affairs, or by the use of the Company's property.

      ii.

Care . The duty of care shall be limited to refraining from engaging in grossly negligent or reckless conduct, willful or intentional misconduct, or a knowing violation of law.

b. Competition with the Company . The Managers shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto. The Managers shall refrain from competing with the Company in the conduct of the Company's business unless a majority, by individual vote, of the Board of Managers excluding any interested Manager, consents thereto.

c. Duties Only to the Company . The Managers' fiduciary duties of loyalty and care are to the Company and not to the other Managers. The Managers shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company and to the other Managers. A Manager who so performs their duties shall not have any liability by reason of being or having been a Manager.

d. Reliance on Reports . In discharging the Manager's duties, a Manager is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

   i. One or more Members, Managers, or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented.

   ii. Legal counsel, public accountants, or other persons as to matters the Manager reasonably believes are within the persons' professional or expert competence.

   iii. A committee of Members or Managers of which the affected Manager is not a participant, if the Manager reasonably believes the committee merits confidence.

VIII. Dissolution.
a. Limits on Dissolution . The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II(c) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a member of the Company.

b. <u>Winding Up</u> . Upon the occurrence of any event specified in Section II(c), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members one or more Members selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the liabilities of Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

c. <u>Distributions in Kind</u> . Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

d. <u>Termination</u> . The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with the state of Arizona shall have been canceled in the manner required by Arizona law.

e. <u>Accounting</u> . Within a reasonable time after complete liquidation, the Company shall furnish the Member with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

f. <u>Limitations on Payments Made in Dissolution</u> . Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

g. <u>Notice to Arizona Authorities</u> . Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with Arizona and any other appropriate state or federal authorities or agencies as may be required by law.

IX. **Exculpation and Indemnification.**

a. No Member, Manager, Manager, employee or agent of the Company and no employee, agent or Affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

b. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

c. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

d. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a

Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

e. The foregoing provisions of this Article IX shall survive any termination of this Agreement.

X. Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article IX or under applicable law.

XI. General Provisions.

a. <u>Notices</u> . All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

b. <u>Number of Days</u> . In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

c. <u>Execution of Counterparts</u> . This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

d. <u>Severability</u> . The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

e. <u>Headings</u> . The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

f. <u>Controlling Law</u> . This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of Arizona (without regard to conflicts of law principles thereof).

g. <u>Application of Arizona Law</u> . Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Arizona law.

h. <u>Amendment</u> . This Agreement may be amended only by written consent of the Board and the Member. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with Arizona law.

i. <u>Entire Agreement</u> . This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

This Single Member LLC Operating Agreement is executed and agreed to by:

Karin L. Crawford

Karin L. Crawford
karin@godsgardentreasures.com
April 02, 2018 at 09:34 pm
Recorded at IP 24.255.15.150

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